Exhibit 99.1

Notice convening the annual general meeting of

Oatly Group AB (publ)

The shareholders of Oatly Group AB (publ) (“Oatly”) reg. no. 559081-1989, are hereby invited to the annual general meeting (the “AGM”) to be held at High Court, Malmöhusvägen 1, Malmö, at 13.00 (CEST) on Thursday 16 June 2022.

Pursuant to clause 10 of Oatly’s articles of association, the board of directors has resolved that shareholders may exercise their voting rights at the AGM by post. Shareholders may therefore choose to exercise their voting rights in person at the meeting, by proxy or through postal voting. The board of directors proposes that the AGM is broadcasted over web link. Please note that shareholders will not be able to vote or otherwise participate through the web link.

Those who wish to exercise their voting rights at the AGM must:

☐	be recorded in the share register maintained by Euroclear Sweden AB (“Euroclear”) on 8 June 2022 (the “Record Date”), and

☐

give notice to the company of their intention to attend the AGM according to the instructions under the heading “Notification of attendance in person or by proxy” or cast a postal vote according to the instructions under the heading “Instructions for postal voting” no later than on 10 June 2022.

Nominee-registered shares

Shareholders whose shares are nominee-registered through a bank or other authorized depositary, e.g. in a custody account, must – in addition to giving notice of their attendance – request that the shares be temporarily re-registered in their own name so that the shareholder is registered in Euroclear’s share register as of the Record Date on 8 June 2022. Re-registration may be temporary (so-called voting rights registration) and requested from the nominee in advance in accordance with the nominee’s routines. Voting right registration that the shareholder has requested and which has been issued by the nominee no later than 10 June 2022 will be accepted in the preparation of the share register.

Notification of attendance in person or by proxy

Shareholders who wish to attend the AGM in person or by proxy must notify the company of this no later than 10 June 2022 either:

☐	in writing to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden,

☐	by phone: +46 8 402 91 33 during business days between 09:00-16:00 (CEST), or

☐	at https://investors.oatly.com/corporate-governance/agm.

In the notification, provide your name or company name, personal or organisation ID number, address, phone number and, if applicable, the number of persons attending with you (no more than two).

If attending by proxy or representative, a power of attorney, registration certificate or other authorisation document should be sent to the company at the above address well in advance of the AGM and preferably by 10 June 2022. Power of attorney forms are available on the company’s website at https://investors.oatly.com/corporate-governance/agm.

Instructions for postal voting

A special form shall be used for postal voting. The postal voting form is available on Oatly’s website https://investors.oatly.com/corporate-governance/agm.

Completed and signed postal voting forms can be sent by post to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden or by e-mail to GeneralMeetingService@euroclear.com. The completed form must be received by Euroclear no later than 10 June 2022. Shareholders who are natural persons may also, on or before 10 June 2022, cast a postal vote electronically via verification with Swedish BankID on Euroclear’s website https://anmalan.vpc.se/euroclearproxy?sprak=1.

The shareholder may not give instructions other than to mark one of the alternative answers in the form. If the shareholder has included special instructions or conditions in the form, or changed or made amendments to the pre-printed text, the postal vote will be considered invalid. Further instructions and conditions can be found in the postal voting form and at https://anmalan.vpc.se/EuroclearProxy.

If a shareholder casts a postal vote by proxy, a written and dated power of attorney signed by the shareholder shall be enclosed with the postal voting form. Power of attorney forms are available on Oatly’s website at https://investors.oatly.com/corporate-governance/agm. If the shareholder is a legal entity, a registration certificate or other authorization document must be enclosed with the form.

Those who wish to withdraw a postal vote and instead cast their vote by participating in the AGM in person or by proxy must notify the AGM’s secretariat before the meeting is opened.

Proposed agenda

1.	Opening of the meeting

2.	Election of the chairperson of the AGM

3.	Preparation and approval of the voting list

4.	Approval of the agenda

5.	Election of one or two persons to verify the minutes

6.	Determination as to whether the AGM has been duly convened

7.	Submission of the annual report and auditor’s report and the consolidated annual report and auditor’s report for the group

8.	Resolution regarding adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet for the financial year 2021

9.	Resolution regarding the allocation of the company’s profit or loss in accordance with the adopted balance sheet

10.	Resolution regarding discharge from liability of the members of the board of directors and the CEO

11.	Determination of the number of members of the board of directors

12.	Determination of the remuneration to the members of the board of directors

13.	Determination of the fees payable to the auditor

14.	Election of auditor

15.	Resolution regarding amendments to the articles of association

16.	Resolution on authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

17.	Closing of the meeting

Proposals for decision etc.

Item 2 – Election of the chairperson of the AGM

The nominating and corporate governance committee (the “Nomination Committee”), composed of the chairperson of the committee Steven Chu, Hannah Jones and Tim Zhang, proposes that Gunnar Mattsson (attorney) is elected chairperson of the AGM.

Item 3 – Preparation and approval of the voting list

It is proposed that the voting list is the voting list established by Euroclear, based on the AGM share register, shareholders notified and present at the AGM and received postal votes.

Item 5 – Election of one or two persons to verify the minutes

The board of directors proposes Zachariah Miller (general counsel of Oatly) and Christian Hanke (CFO) to verify the minutes of the meeting. The assignment to verify the minutes also include verifying the voting list and that the received postal votes are correctly reflected in the minutes of the meeting.

Item 9 – Resolution regarding the allocation of the company’s profit or loss in accordance with the adopted balance sheet

The board of directors proposes that no dividend is distributed for the financial year 2021 and that the company’s loss for the financial year 2021 is carried forward.

Item 10 – Resolution regarding discharge from liability of the members of the board of directors and the CEO

The auditor approves that the AGM grants the members of the board of directors and the CEO discharged from liability for the financial year 2021.

Item 11 – Determination of the number of members of the board of directors

It is proposed, in accordance with the Nomination Committee’s recommendation, that the number of members of the board of directors shall be twelve (12).

Item 12 – Determination of the remuneration to the members of the board of directors

It is proposed, in accordance with the remuneration committee’s recommendation, that the fee to each member of the board of directors, who is not employed by the company or any of its subsidiaries, shall be USD 60,000. It is proposed that the fee for the chairperson of the audit committee shall be USD 22,500, while the fee for an ordinary member of the audit committee shall be USD 10,000. It is proposed that the fee for the chairperson of the remuneration committee shall be USD 22,500, while the fee for an ordinary member of the remuneration committee shall be USD 10,000. It is proposed that the fee for the chairperson of the Nomination Committee shall be USD 22,500, while the fee for an ordinary member of the Nomination Committee shall be USD 10,000.

Item 13 – Determination of the fees payable to the auditor

It is proposed, in accordance with the audit committee’s recommendation, that the auditor fees be paid in accordance with approved invoices.

Item 14 – Election of auditor

It is proposed, in accordance with the audit committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the close of the AGM for the financial year 2022. Ernst & Young Aktiebolag has informed the audit committee that the authorized auditor Erik Sandström intends to continue as the main responsible auditor if Ernst & Young Aktiebolag is re-elected as auditor.

Item 15 – Resolution regarding amendments to the articles of association

The board of directors proposes that the AGM resolves to amend the articles of association as set out below.

The reason for the proposed amendments to paragraph 5 is, inter alia, to increase Oatly’s financial flexibility.

Current wording	Proposed wording
§ 5 The number of shares in the company shall be no less than 200,000,000 and no more than 800,000,000.	§ 5 The number of shares in the company shall be no less than 250,000,000 and no more than 1,000,000,000.

Item 16 – Resolution on authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

The board of directors proposes that the AGM resolves to authorize the board of directors, on one or more occasions during the period until the next AGM, to resolve on new issue of shares and/or warrants and/or convertible bonds. Such issues should not entail an increase in the company’s registered share capital or the number of shares in the company by more than a total of 20 percent, based on the company’s registered share capital or number of shares before utilizing the authorization. The new issue of shares and/or warrants and/or convertible bonds may be performed with or without deviation from the shareholders’ preferential rights. The board of directors’ resolution may provide for payment in kind, payment against set-off and/or other terms.

The purpose of the authorization is to increase Oatly’s financial flexibility. If the board of directors resolves on an issue with deviation from the shareholders’ preferential rights, the reason shall be to provide the company with new capital and/or new shareholders of strategic importance for the company. When deviating from the shareholders’ preferential rights, the basis for the subscription price shall be on market terms.

Majority requirements

Approval of the board of directors’ proposal according to items 15 and 16 requires that the AGM’s resolution is supported by shareholders representing at least two thirds of the votes cast and shares represented at the AGM.

Documents

The accounting documents, the auditor’s reports and the complete proposals of the board of directors in respect of items 15 and 16 will be made available at Oatly, Jagaregatan 4, Malmö, no later than from and including 26 May 2022. The documents will be sent to shareholders who so request and provide their postal address. The documents will also be made available no later than from and including 26 May 2022 at https://investors.oatly.com/corporate-governance/agm.

Shareholders’ right to receive information

The board of directors and the CEO shall, if any shareholder so requests and the board of directors believes that it can be done without material harm to Oatly, provide information regarding circumstances that may affect the assessment of an item on the agenda and Oatly’s relation to other companies within the Group.

Processing of personal data

For information on how your personal data is processed, see https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Malmö, May 2022

Oatly Group AB (publ)

Board of directors